INITIAL SUBSCRIPTION AGREEMENT

Horizon Funds
13024 Ballantyne Corporate Place, Suite 225
Charlotte, NC 28277

Ladies and Gentlemen:

1. Pursuant to prior understandings and discussions between the undersigned (“Subscriber”) and Horizon Funds, a Delaware statutory trust (the “Trust”), which has organized, each as a separate series, those segregated portfolios listed on Schedule A attached hereto (each, a “Fund”), Subscriber has agreed to purchase from each Fund one Class A share, one Class C share and one Class I share, each with no par value (collectively, the “Shares”), at a price of $10.00 per Share.  Subscriber hereby acknowledges and agrees that (i) this subscription shall not be deemed to have been accepted by the Trust until the Trust indicates its acceptance by returning to Subscriber an executed copy of this Initial Subscription Agreement (this “Agreement”), and (ii) acceptance by the Trust of this Agreement is conditioned upon the information and representations of Subscriber hereunder being complete, true and correct as of the date of this Agreement and as of the date of closing of sale of the Shares to Subscriber.

2. Until actual delivery of the purchase price to the Trust and acceptance by the Trust of the purchase price and this Agreement, the Trust shall have no obligation to Subscriber.  The Trust may revoke a prior acceptance of this Agreement at any time prior to delivery to and acceptance by the Trust of the purchase price for the Shares.

3. The representations, warranties, understandings, acknowledgments and agreements in this Agreement are true and accurate as of the date hereof, shall be true and accurate as of the date of the acceptance hereof by the Trust and shall survive thereafter.

4. This Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Delaware, as such laws are applied by Delaware courts to agreements entered into and to be performed in Delaware, and shall be binding upon Subscriber, its legal representatives, successors and assigns and shall inure to the benefit of the Trust and its successors and assigns.

5. Subscriber agrees that it has no present intention of reselling the Shares and will not redeem the Shares except as may be permitted pursuant to any Agreement and Plan of Reorganization and Termination (the “Plan”) by and between the Trust and AdvisorOne Funds, a Delaware statutory trust.

6. Subscriber agrees not to transfer or assign this Agreement, or any of its interest herein, without the express written consent of the Trust.

7. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any and all prior or contemporaneous representations, warranties, agreements and understandings in connection therewith.  This Agreement may be amended only by a writing executed by all parties hereto.  This Agreement may be executed in one or more counterparts.

( Signature page follows.)

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IN WITNESS WHEREOF, Subscriber has executed this Agreement this the 25th day of January, 2016.

                                          HORIZON INVESTMENTS, LLC

                                          By: /s/Robert J. Cannon

                                         Name: Robert J. Cannon

                                         Title: President and CEO

This Initial Share Purchase Agreement is accepted on this the 25th day of January, 2016 by:

HORIZON FUNDS

s/Robert J. Cannon

By:  Robert J. Cannon, President

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Schedule A

FUNDS

Horizon Active Asset Allocation Fund
Horizon Active Income Fund
Horizon Active Risk Assist® Fund

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